Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

BIOMX INC.

(Pursuant to Section 242 of the General Corporation Law of the State of Delaware)

BiomX Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:

FIRST: The name of the Corporation is BiomX Inc. The Corporation’s Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), was filed with the Secretary of State of the State of Delaware.

SECOND: The first sentence of Article FIFTH of the Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

“FIFTH: The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 151,000,000, of which 150,000,000 shares shall be common stock, par value $0.0001 per share (“Common Stock”), and 1,000,000 shares shall be preferred stock, par value $0.0001 per share (“Preferred Stock”).”

THIRD: Article FIFTH of the Certificate of Incorporation is hereby further amended by adding the following paragraph:

“Subject to this Certificate of Amendment becoming effective pursuant to the DGCL, at 12:01 a.m. Eastern Time on September 9, 2026 (the “Effective Time”), each ten (10) shares of Common Stock issued and outstanding or held in treasury immediately prior to the Effective Time (the “Old Common Stock”) shall automatically be reclassified as and combined into one (1) validly issued, fully paid and non-assessable share of Common Stock (the “New Common Stock”), without any further action by the Corporation or the holder thereof (the “Reverse Stock Split”). No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split. Any stockholder who would otherwise be entitled to receive a fractional share of New Common Stock shall be entitled to receive one whole share of New Common Stock in lieu of such fractional share. From and after the Effective Time, certificates or book-entry positions that immediately prior to the Effective Time represented shares of Old Common Stock shall represent the number of whole shares of New Common Stock into which such shares of Old Common Stock shall have been reclassified pursuant to this Certificate of Amendment.”

FOURTH: This Certificate of Amendment was duly adopted in accordance with Section 242 of the DGCL. The Board of Directors of the Corporation duly adopted resolutions setting forth and declaring advisable this Certificate of Amendment, and the stockholders of the Corporation duly approved this Certificate of Amendment, by the affirmative vote of a majority of the votes cast pursuant to Section 242(d)(2) of the DGCL, at a special meeting of stockholders called and held upon notice in accordance with Section 222 of the DGCL.

FIFTH: This Certificate of Amendment shall become effective at the Effective Time set forth above.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by its duly authorized officer as of September 3, 2026.

BIOMX INC.

By:	/s/ Michael Oster
Name:	Michael Oster
Title:	Chief Executive Officer